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                          August 9, 2023

       Dror Ben-Asher
       Chief Executive Officer and Director
       RedHill Biopharma Ltd.
       8045 Arco Corporate Drive, Suite 200
       Raleigh, NC 27617

                                                        Re: RedHill Biopharma
Ltd.
                                                            Registration
Statement on Form F-3
                                                            Filed August 4,
2023
                                                            File No. 333-273709

       Dear Dror Ben-Asher:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Daniel
Crawford at 202-551-7767 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Jayun Koo, Esq.